04013570

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44130

SEC MAIL PROCESSING RECEIVED NOV 26 2004 WASH, D.C. 213 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CITADEL SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 CHURCH STREET
(No. and Street)

FREEPORT (City) NEW YORK (State) 11520 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SHAKESPEARE NEWSOME 516-376-4615
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORELLI, PAULA, S. CPA
(Name – *if individual, state last, first, middle name*)

21 MARTHA STREET (Address) FREEPORT (City) NEW YORK (State) 11520 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED DEC 10 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shakespeare Newsome, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Citadel Securities Corp., as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Shakespeare Newsome
Signature

President 11/24/04
Title

John J. Fisher
Notary Public

JOHN J. FISHER
Notary Public, State of New York
No. 01FI5036578
Qualified in Nassau County
Commission Expires ~~Dec. 5 19~~ JAN 29 2007
11-24-2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Paula S. Morelli, CPA

21 MARTHA STREET
FREEPORT, NEW YORK 11520
PHONE: (516) 378-4258

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors of
Citadel Securities Corp.:

I have audited the accompanying statement of financial condition of Citadel Securities Corp. (The "Company"), as of September 30, 2004, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statement based on my audit.

I have conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Citadel Securities Corp. As of September 30, 2004, and the results of its operations and it's cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion , is fairly stated in all material aspects relating to the basic financial statements taken as a whole.

Paula S Morelli, CPA

Freeport, New York
November 24, 2004

CITADEL SECURITIES CORP.
Statement of Financial Condition
September 30, 2004

Assets	
Cash	$ 13,536
Due from clearing broker	24,885
Securities owned, at market value	1,000
Prepaid service fee	90,000
Equipment at cost, less accumulated depreciation of $4,524	1,334
Other assets	2,721
Total assets	**$ 133,476**
Liabilities and Stockholders' Equity	
Liabilities:	
Accounts payable and accrued expenses	$ 826
Total liabilities	**826**
Stockholders' equity:	
Common stock, no par value, 200 shares authorized, 199 shares issued and outstanding	199,000
Additional paid-in capital	131,100
Retained earnings (deficit)	(197,450)
Total stockholders' equity	**132,650**
Total liabilities and stockholders' equity	**$ 133,476**

The accompanying notes are an integral part of these financial statements.

CITADEL SECURITIES CORP.
Statement of Operations
For the Year Ended September 30, 2004

Revenues:	
Principal transactions	$ 998
Interest	393
Total revenues	**1,391**
Expenses:	
Clearing and execution costs	173
Communications	1,736
Administrative compensation and employee benefits	3,665
Professional fees	7,590
Registration and regulatory fees	2,908
Occupancy and office services (Note 5)	1,000
Depreciation	1,172
Other	3,777
Total expenses	**22,021**
Net loss	$ (20,630)

The accompanying notes are an integral part of these financial statements.

CITADEL SECURITIES CORP.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances, October 1, 2003	$199,000	$116,100	$(176,820)	$138,280
Capital contributions	-	15,000	-	15,000
Net loss			(20,630)	(20,630)
Balances, September 30, 2004	**$199,000**	**$131,100**	**$(197,450)**	**$132,650**

The accompanying notes are an integral part of these financial statements.

CITADEL SECURITIES CORP.
Statement of Cash Flows
For the Year Ended September 30, 2004

Cash flows from operating activities:	
Net loss	$ (20,630)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	1,172
Decrease (increase) in:	
Due from clearing broker	16,994
Prepaid service fee	(90,000)
Other assets	430
Increase (decrease) in:	
Accounts payable and accrued expenses	(4,633)
Net cash used in operating activities	(96,667)
Cash flows from financing activities:	
Capital contributions	(15,000)
Net cash provided by financing activities	(15,000)
Net decrease in cash	(81,667)
Cash, October 1, 2003	95,203
Cash, September 30, 2004	$ 13,536

The accompanying notes are an integral part of these financial statements.

CITADEL SECURITIES CORP.
Notes to Financial Statements
For the Year Ended September 30, 2004

1. ORGANIZATION

Citadel Securities Corp. (the "Company") was incorporated in New York on April 11, 1991 and is 80.4% owned by Castle Holding Corp. ("CHC"). The Company is a registered broker-dealer in securities under the Securities Act of 1934, has been a member of the National Association of Securities Dealers, Inc. (the "NASD") since October 26, 1995, and commenced operations in April 1996. The Company made markets in OTC Bulletin Board and "Pink Sheets" securities from its office in Freeport, New York to November 2002 (when its head trader's services were lost); since November 2002, the Company has continued to make filings of required FOCUS reports. The Company has no retail customers and has conducted business exclusively with other broker-dealers pursuant to a NASD restrictive agreement as amended August 22, 1996. The Company clears all trades with a clearing broker on a fully disclosed basis pursuant to an agreement. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

On September 29, 2004, the Company notified the NASD that it was changing from a business requiring $100,000 in minimum net capital to a business requiring $5,000 in minimum net capital. As of November 26, 2004, the Company has not yet received NASD approval for this change.

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

Revenue recognition - Principal transactions represent realized and unrealized net gains and losses earned or incurred by the Company. These transactions and the related expenses are recorded on a settlement date basis, which is generally three business days after the trade date. Revenues and related expenses on a trade date basis are not materially different from revenues and related expenses on a settlement date basis.

Use of estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and related expenses during the reporting period. Actual results could differ from those estimates.

Securities owned - Marketable securities owned consist of trading securities valued at market. Unrealized gains and losses from mark to market valuations of securities are reflected in income. Securities for which no ready market exists are valued at estimated fair value as determined by the Board of Directors.

Equipment - Equipment is stated at cost. Equipment is depreciated using the straight - line method over the estimated useful lives of the respective assets.

Income taxes – Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

3. SECURITIES OWNED AT MARKET VALUE

At September 30, 2004, securities owned at market value consisted of the following:

	Securities Owned
Corporate equities - listed on OTC Bulletin Board and "Pink Sheets"	$1,000
Totals	**$1,000**

4. PREPAID SERVICE FEE

On September 30, 2004, the Company paid CHC a prepaid service fee of $90,000. Pursuant to a verbal agreement, CHC has agreed to provide furnished office space, communications and other office services and supplies to the Company in the future at monthly amounts to be agreed later.

5. INCOME TAXES

The Company files a consolidated federal income tax return with CHC and files a separate income tax return for state purposes. Under an informal tax allocation agreement with CHC, the Company provides for federal income taxes as if it were a stand alone entity, with any resulting payable/receivable due to/from CHC. If the Company realizes the effects of a current net operating loss carryback or carryforward, a reduction in the liability to CHC or an increase in the receivable from CHC would result. As such, CHC is liable for any federal income taxes due and is the recipient of any federal income tax refunds.

A reconciliation of the income tax expense (benefit) computed at the U.S. federal income tax rate to the provision for (benefit from) income taxes follows:

Income tax (benefit) computed at the U.S. federal income tax rate	$ (7,014)
State income tax (benefit) net of federal benefit (cost)	(1,197)
Change in valuation allowance	8,211
Total provision for income taxes	$ -

Based on management's present assessment, the Company has not yet determined it to be more likely than not that a deferred tax asset of $78,657 attributable to the future utilization of $197,631 in current and prior year net operating loss carryforwards will be realized. Accordingly, the Company has provided a 100% allowance against the deferred tax asset in the financial statements at September 30, 2004. The Company will continue to review this valuation allowance and make adjustments as appropriate. Of the $197,631 of net operating loss carryforwards, $512, $47,293, $1,726, $76,371, $30,973, $20,126, and $20,630 expire in the years 2012, 2018, 2020, 2021, 2022, 2023, and 2024, respectively.

6. RELATED PARTY TRANSACTIONS

The Company rented its office space from a wholly owned subsidiary of CHC under a month to month informal sublease agreement. In addition to furnished office space, the Company received communications and other office services and supplies from this CHC subsidiary. For the year ended September 30, 2004, the Company paid this CHC subsidiary $1,000 for rent and office services, which is included in the statement of operations in occupancy and office services expense.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. At September 30, 2004, the Company had net capital of $37,595 which was $32,595 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .02 to 1.

8. COMMITMENTS AND CONTINGENCIES

The Company does not maintain insurance coverage with respect to errors and omissions. Although the Company is not aware of any claims in this area, there is no assurance that none exists.

9. CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company executes transactions with other broker-dealers. If the transactions do not settle because of failure to perform by the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities are different from the contract amount of the transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

10. RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii), as any customer transactions are cleared on a fully disclosed basis through another registered broker-dealer, and it does not carry customer funds nor handle customer securities.

CITADEL SECURITIES CORP.
Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and
Exchange Commission
As of September 30, 2004

3.	Total ownership equity qualified for net capital	$132,650
6a.	Total nonallowable assets	(94,055)
8.	Net capital before haircuts on securities	38,595
9.	Haircuts on securities	(1,000)
10.	Net capital	$ 37,595

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

11.	Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 55
12.	Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000
14.	Excess net capital	$32,595

COMPUTATION OF AGGREGATE INDEBTEDNESS

19.	Total aggregate indebtedness	$ 826
20.	Ratio of aggregate indebtedness to net capital	.02 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA FOCUS Report.

Paula S. Morelli, CPA

21 MARTHA STREET
FREEPORT, NEW YORK 11520
PHONE: (516) 378-4258

TO THE STOCKHOLDER AND BOARD OF DIRECTORS OF
Citadel Securities Corp.

In planning and performing my audit of the financial statements and supplemental schedules of Citadel Securities Corp. (the "Company"), for the year ended September 30, 2004, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry any securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are being executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, I noted no matters involving internal control that I consider to be material weaknesses as defined above. It should be noted, however, that the Company is a small company, and essentially all its operational and record keeping procedures performed by two individuals. Consequently, the segregation of duties that is normally required for effective internal control is not practicable.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Paul S. Morell, CPA

Freeport, New York
November 24, 2004